OmniAb, Inc.

5980 Horton Street, Suite 600

Emeryville, California 94608

February 8, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Nicholas Nalbantian

Re:	OmniAb, Inc.

Registration Statement on Form S-1 (As Amended)

File No. 333-268613

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of OmniAb, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on February 10, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Matthew Bush at (858) 523-3962.

Thank you for your assistance in this matter.

Very truly yours,

OMNIAB, INC.

By:	/s/ Kurt Gustafson
Kurt Gustafson
Chief Financial Officer

cc:	Donald Field, Securities and Exchange Commission

Matthew W. Foehr, OmniAb, Inc.

Charles Berkman, OmniAb, Inc.

Matthew T. Bush, Latham & Watkins LLP

R. Scott Shean, Latham & Watkins LLP